SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. 1)[FN1]

                                U.S. Vision, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   00090339M1
                                 (CUSIP Number)

                                December 31, 1998
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)








--------
[FN1] 1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 00090339M1                                          Page 2 of 4 Pages



1)   Name of Reporting Person                                Stolberg Partners,
     I.R.S. Identification                                   L.P.
     No. of Above Person (Entities Only)

2)   Check the Appropriate Box                               (a) [   ]
     if a Member of a Group                                  (b) [   ]

3)   SEC Use Only

4)   Citizenship or Place                                      Delaware
     of Organization

Number of                       5)   Sole Voting            1,525,159 shares of
Shares Beneficially                  Power                  Common Stock
Owned by Each
Reporting Person
With:
                                6)   Shared Voting
                                     Power                          -0-

                                7)   Sole Dispos-           1,525,159 shares
                                     itive Power            of Common Stock

                                8)   Shared Dis-
                                     positive Power                 -0-


9)   Aggregate Amount Beneficially                          1,525,159 shares of
     Owned by Each Reporting Person                         Common Stock



10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares

11)  Percent of Class
     Represented by                                               19.6%
     Amount in Row (9)

12)  Type of Reporting
     Person                                                         PN





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CUSIP No. 00090339M1                                          Page 3 of 4 Pages



                         Amendment No. 1 to Schedule 13G

          Reference is hereby made to the statement on Schedule 13G originally filed on January 29, 1998. Terms defined in the Schedule 13G are used herein as so defined.

          The following items of the Schedule 13G are hereby amended and restated to read in their entirety as follows:

     Item 4 -  Ownership.

              (a) Amount Beneficially Owned:

                  1,525,159 shares of Common Stock

              (b) Percent of Class:

                  19.6%

              (c) Number of shares as to which such person has:

              (i) sole power to vote or to direct the vote:

                  1,525,159 shares of Common Stock

             (ii) shared power to vote or to direct the vote:

                  -0-

            (iii) sole power to dispose or to direct the disposition of:

                  1,525,159 shares of Common Stock

             (iv) shared power to dispose or to direct the disposition of:

                  -0-

CUSIP No. 00090339M1                                           Page 4 of 4 Pages


Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            STOLBERG PARTNERS, L.P.
                                            By: SGMS, L.P., General Partner
                                            By: Stolberg, Meehan & Scano, Inc.,
                                                General Partner



                                            By /s/Matthew M. Meehan


Date: February 9, 1999